Filed by Tularik Inc.

Pursuant to Rule 425

Under the Securities Act of 1933, as amended

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as amended

Subject Company: Tularik Inc.

Commission File No.: 000-28397

To: All Tularik Staff

From: Dave Goeddel and Terry Rosen

Date: May 21, 2004

Subject: Update on Amgen-Tularik Integration

With integration planning well under way, we would like to take this opportunity to update you on our recent meetings with our Amgen colleagues and other efforts toward reaching a successful close.

Closing Conditions and Timing Update

We have been successful in fulfilling some important regulatory conditions necessary for our integration with Amgen and are quickly progressing toward completion of the acquisition. The boards of directors of Amgen and Tularik have both approved the acquisition and the companies have recently received antitrust clearance for the transaction from the Federal Trade Commission (FTC)-a major regulatory milestone. We are still awaiting clearance of Amgen’s registration statement from the Securities and Exchange Commission (SEC), approval of the acquisition by our Tularik stockholders and completion of other customary closing conditions. We publicly announced that the close of the acquisition is expected to occur in the second half of 2004. To be prepared, we are targeting our integration planning efforts for a close as early as mid-July.

Amgen Introduction Days

Last week, our Development, Preclinical and G&A staff participated in Amgen Introduction Days. In those meetings, we learned about Amgen’s worldwide capabilities and operations in both group and one-on-one settings.

An Introduction Day meeting with our Research staff has been scheduled for May 25, in South San Francisco. A group of Amgen Research and Preclinical staff, led by Joe Miletich, Senior VP of Research and Preclinical Development, will provide an overview of Amgen’s research organization and operating principles. Research staff should watch their e-mails for more details.

Research Review Board Meeting

Amgen invited a group of Tularik scientists to present an overview of Tularik’s research and early development pipeline to their Research Review Board (RRB) on May 18 and 19. Amgen’s RRB is the principal body responsible for reviewing strategies and making decisions around projects within research and preclinical stages. Joe Miletich, chair of the RRB and Senior VP of Research and Preclinical Development, was joined by Roger Perlmutter, Executive Vice President for Research & Development, and Amgen Vice Presidents from Research, Preclinical Development, Operations, Development, Marketing, Finance and Law.

During the RRB meeting, our scientists shared information about our research projects focusing primarily on those in the lead optimization stage and projects that have recently moved into preclinical or clinical development.

The purpose of this meeting was to share information and provide Amgen with a greater understanding of the Tularik pipeline. This is the beginning of a series of discussions to help plan prioritization of these projects within Amgen’s greater portfolio, and set the stage for appropriate resource allocations after the close. Decisions on priorities and resource allocations will be made following the close-some within days, others over weeks or months. The exact timing of these decisions will be influenced by the stages and complexity of the specific projects.

No decisions affecting current Tularik projects were made at this meeting.

Other Key Integration Meetings with Amgen

During the week of May 24, a group of Amgen staff will be visiting our laboratories in Germany and the UK. The purpose of these visits is for Amgen to learn more about our operations and staff as part of its examination of the business requirements and opportunities in Germany and the UK. Any potential changes at these locations will be communicated as soon as possible, but not before close. Amgen does not anticipate making a similar a trip to our New York facility since the decision to close that facility has already been made.

Our goal is to share as much information with you as possible and update you as more details become available. If you have questions about the integration, please continue to send them to merger@tularik.com. Answers will be posted each week on Fishnet.

Thank you again for your continuing efforts and commitment to making this integration a success.

Forward-Looking Statements

This communication contains “forward-looking” statements. For this purpose, any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “will,” “intends” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of Tularik to differ materially from those indicated by these forward-looking statements, including, among others, risks detailed from time to time in Tularik’s SEC reports, including the report on Form 10-K for the year ended December 31, 2003. Additional risks and uncertainties include the possibility that the merger may not be consummated or that Amgen and Tularik may be required to modify aspects of the transaction to achieve regulatory approval; that the businesses of Amgen or Tularik may suffer due to uncertainty created by the merger and that Amgen and Tularik may be unable to successfully execute their integration strategies. Tularik does not undertake any obligation to update forward-looking statements.

Additional Information about the Merger and Where to Find It

In connection with Amgen’s proposed acquisition of Tularik (“Acquisition”), Amgen filed a registration statement/prospectus and other relevant materials, with the Securities and Exchange Commission (SEC), on April 26, 2004. INVESTORS AND SECURITY HOLDERS OF AMGEN AND TULARIK ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS FILED ON APRIL 26, 2004 AND ANY OTHER RELEVANT MATERIALS FILED BY AMGEN OR TULARIK BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMGEN, TULARIK AND THE ACQUISITION. The Registration statement/prospectus and other relevant materials, and any other documents filed by Amgen or Tularik with the SEC, may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a written request to: Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320-1799, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Tularik by contacting Tularik Inc., Attn: Investor Relations at 1120 Veterans Blvd., South San Francisco, CA 94080. Investors and security holders are urged to read the Registration statement/prospectus and the other relevant materials filed by Amgen or Tularik before making any voting or investment decision with respect to the Acquisition.

Amgen, Tularik and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tularik in favor of the Acquisition. Information about those executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the Amgen Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 11, 2004. Information about the executive officers and directors of Tularik and their ownership of Tularik common stock is set forth in the proxy statement for Tularik’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 17, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Amgen, Tularik and their respective executive officers and directors in the Acquisition by reading the Registration statement/prospectus regarding the Acquisition.

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